

Mail Stop 3720

December 8, 2006

Mark Scott
Chief Financial Officer
IA Global, INC.
550 N. Reo Street, SUITE 300
Tampa, FL 33609

Re: **IA Global, INC.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed April 17, 2006

           Form 10-Q for Fiscal Quarter Ended September 30, 2006
           File No. 001-15863

Dear Mr. Scott:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-4A

1. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. If so, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of goods sold" as required by SAB 11(B).

Note 3. Global Hotline, Inc., page F-18

2. For the first contract, please confirm to us that the $1.4 million in penalties is included in cost of sales. If not, tell us how you accounted for the penalties and the basis for your accounting. Also, tell us how you accounted for the $1.7 million in penalties charged to 3S Networks in the statement of operations and the basis for your accounting.

3. For the second contract, please tell how you accounted for the $1.1 million in penalties and the basis for your accounting. We note that these penalties represent refund of revenues to the customer for not attaining your target. Also, tell us in more detail how the amendment to this contract resulted in recognizing a $2.9 million of deferred revenue.

4. Please disclose the nature and amount of each intangible asset.

5. Please provide all the applicable disclosures under paragraph 51 of SFAS 141.

Note 9. Intangible Assets, page F-23

6. We note that you utilized an independent appraisal expert to value your intellectual property acquired. While you are not required to make reference to this independent appraisal expert, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent appraisal expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 13. Convertible Debentures, page F-26

7. Please tell us how you have applied the guidance of FAS 150, FAS 133 and EITF 00-19 in evaluating whether the debt conversion feature is an embedded derivative that should be separated from the debt host and accounted for at fair market value. We note that the notes are convertible into a fixed number of shares only until June 28, 2008. Per page F-29, we also note that you were required to register the shares underlying the convertible debt.

Note 18. Third party Licenses and Agreements, page F-34

8. Please tell us how you determined that recognizing revenue from Global Hotline over the life of the contract is appropriate under SAB 104. Address the relevant terms of the contract, including the penalties and sales quotas. Also tell us how you accounted for the contract with 3S Networks.

9. Please tell us how the amendment reached on December 13, 2005 affected your accounting.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

10. Please comply with the comments above as applicable.

Note 3. Acquisitions and Divestitures, page F-14

11. Please provide is the details of your gain from disposal of discontinued operations.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director